THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, NOR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER HEREOF THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

THIS NOTE HAS BEEN ORIGINAL ISSUED WITH ORIGINAL ISSUE DISCOUNT ("OID") FOR U.S. FEDERAL INCOME TAX PURPOSES. FOR INFORMATION CONCERNING THE ORIGINAL ISSUE PRICE, THE AMOUNT OF OID, AND THE YIELD TO MATURITY, PLEASE CONTACT SIKAN TONG, CHIEF FINANCIAL OFFICER OF THE COMPANY, AT (+86 21 6447 1582) WHO WILL PROMPTLY MAKE THIS INFORMATION AVAILABLE UPON REQUEST.

Principal Amount: $___________ **Issue Date: October ___, 2009**

UNSECURED NOTE

FOR VALUE RECEIVED, CHINA CABLECOM HOLDINGS, LTD., a British Virgin Islands company (hereinafter called "**Borrower**"), hereby promises to pay to ________________________, ____ (the "**Holder**"), without demand, the sum of ____ Dollars ($__________) (the "**Principal Amount**"), with simple and unpaid interest thereon, on __________ **[the six and one-half year anniversary of the Issue Date]** (the "**Maturity Date**"), if not paid sooner.

This Note has been entered into pursuant to the terms of an Unsecured Notes Exchange and Waiver Agreement dated as of even date herewith (the "**Exchange Agreement**") by and among the Borrower, the Holder and certain other holders ("**Other Holders**") of unsecured promissory notes issued pursuant thereto (the "**Other Notes**"). Unless otherwise separately defined herein, each capitalized term used in this Note shall have the same meaning as is set forth in the Exchange Agreement. The Holder's rights under this Note vis-à-vis the Other Holders and holders of certain other debt instruments issued by Borrower are subject to the terms of an Intercreditor Agreement. The following terms shall apply to this Note:

ARTICLE I

LOAN REDUCTION AND INTEREST

1.1 Principal Amount Repayment and Prepayment. The Principal Amount of this Note will be repaid commencing __________, 2012, in accordance with the **Amortization Schedule** attached hereto. After the repayment in full of the Company's obligations under its Senior Secured Notes and Secured Notes, seventy-five percent (75%) of all net funds derived from the sale or issuance of any equity or debt or rights to acquire equity or debt of the Borrower shall be paid to the Holder of this Note and the Other Holders of Other Notes in prepayment of the Principal Amount of Notes and Other Notes held by the Holder and such Other Holders on the dates such payments are made.

1.2 Interest Rate. Interest payable on this Note shall accrue at the rate of five percent (5%) per annum from but excluding the last Payment Date to which interest shall have been paid or duly provided for or the Issue Date if no such payment shall have been made and will be paid semi-annually each six months after the Issue Date. Interest will be paid by the Borrower's delivery to the holder of Borrower's restricted $.0005 par value Ordinary Shares within fifteen business days after the interest payment due date ("**Interest Shares**"). The amount of Interest Shares to be delivered shall be determined by dividing the amount of interest required to be paid, by a number equal to 95% of the volume weighted average price of the Ordinary Shares as reported by Bloomberg L.P. for the Principal Market for the ten trading days preceding but not including the relevant semi-annual or Maturity Date interest payment due date.

1.3 Application of Payments. Unless otherwise specified by the Holder or set forth herein, any cash amounts paid by the Borrower shall be deemed to constitute payments of and applied, (1) first, to any amounts owed other than the Principal Amount or accrued and unpaid interest, and (2) second, against the Principal Amount. Each date a payment of Principal Amount or Interest is made is a "**Payment Date**."

1.4 Default Interest Rate. After the Maturity Date, accelerated or otherwise, and upon and during the occurrence of an Event of Default (as defined in Article III) a default interest rate of fifteen percent (15%) per annum shall apply to the amounts owed hereunder.

1.5 Issuance of Replacement Note. Upon any partial Principal Amount payment on this Note, a replacement Note containing the same date and provisions of this Note shall, at the written request of the Holder, be issued by the Borrower to the Holder for the outstanding Principal Amount of this Note and accrued interest which shall not have been paid, provided Holder has surrendered an original Note to the Borrower.

ARTICLE II

REDEMPTION AND CANCELLATION

2.1 Optional Redemption. Provided an Event of Default or an event which with the passage of time or the giving of notice would become an Event of Default is not pending, then the Borrower will have the option of prepaying some or all of the unpaid Principal Amount and interest then outstanding under this Note and the Other Notes ("**Optional Redemption**"), in whole or in part of an amount not less than $1,000,000, or the entire outstanding balance if less than $1,000,000, in the aggregate on this Note and the Other Notes (the prepayment amount, the "**Redemption Amount**"). Borrower's election to exercise its right to prepay must be by notice in writing ("**Notice of Redemption**"). The Notice of Redemption shall specify the date for such Optional Redemption (the "**Redemption Payment Date**"), which date shall be not later than ten (10) business days after the date of the Notice of Redemption (the "**Redemption Period**"). On the Redemption Payment Date, the Redemption Amount shall be paid in good funds to the Holder. In the event the Borrower fails to pay the Redemption Amount on the Redemption Payment Date as set forth herein, then at the Holder's election, (i) such Notice of Redemption will be null and void, (ii) Holder may enforce the Notice of Redemption, (iii) Borrower will not have the right to deliver another Notice of Redemption, and (iv) Borrower's failure may be deemed by Holder to be an Event of Default, which is not subject to cure. A Notice of Redemption may be cancelled at the option of the Holder, if at any time during the Redemption Period an Event of Default, or an event which with the passage of time or giving of notice would become an Event of Default, occurs. Notices of Redemption must be given to the Holder and all Other Holders with respect to all amounts owed by Borrower to Holder and Other Holders in proportion to the Principal Amounts and interest outstanding on this Note and all Other Notes on the date Notice of Redemption is given.

2.2 Cancellation. Until fourteen (14) months after the Issue Date of this Note, in the event the volume weighted average price of the Ordinary Shares as reported by Bloomberg L.P. for the Principal Market is greater than $0.85 (subject to adjustment for stock splits, dividends and other similar events) for thirty (30) consecutive trading days, and the reported daily dollar value of the trading volume of the Ordinary Shares is not less than $500,000 each of such thirty (30) consecutive trading days, and further provided that all of the Conversion Shares issuable upon conversion of the Series A Preferred Shares could have been sold by the Holder pursuant to Rule 144 on each of such thirty (30) consecutive trading days or with respect to a Holder subject to the volume limitations of Rule 144(e) such Holder is permitted to sell pursuant to Rule 144 during such thirty (30) consecutive trading days the maximum amount of Ordinary Shares allowed to be sold by such Holder pursuant to Rule 144(e), then effective on the first day after such thirty (30) day period, the Principal Amount of this Note will be deemed satisfied and paid in full. Interest accrued on this Note shall be payable on the immediately following interest due date.

2.3 Reduction of Principal Amount. Until fourteen (14) months after the Issue Date of this Note, the Principal Amount outstanding on this Note shall be reduced and such reduced amount be deemed cancelled in the event that, and effective as of each date that, any Conversion Shares are delivered to the Holder or his successor, in such amount equal to (which shall not be less than zero) (a) a fraction, the numerator of which is the number of shares of Series A Preferred Shares converted to such Conversion Shares, and the denominator of which is the aggregate number of Series A Preferred Shares issued to the initial Holder of this Note pursuant to the Exchange Agreement (as adjusted for stock splits, combinations and the like), multiplied by (b) the Principal Amount of the Note issued to the initial Holder of this Note as of the Issue Date. For illustration purposes only: If 100 shares of Series A Preferred Shares out of the 1,000 shares of Series A Preferred Shares issued to the initial Holder of this Note pursuant to the Exchange Agreement are converted to Ordinary Shares, then an amount of the Principal Amount outstanding on this Note equal to 10% of the initial Principal Amount of this Note as of the Issue Date will be deemed cancelled on the date such Ordinary Shares are delivered to the holder of the converted Series A Preferred Shares.

ARTICLE III

EVENT OF DEFAULT

The occurrence of any of the following events of default ("Event of Default") shall, at the option of the Holder hereof, make all sums of principal and accrued interest then remaining unpaid hereon and all other amounts payable hereunder immediately due and payable, upon demand, without presentment or grace period, all of which hereby are expressly waived, except as set forth below:

3.1 Failure to Pay Principal or Interest. The Borrower fails to pay any principal, interest or other sum due under this Note when due and such default continues for a period of fifteen (15) business days.

3.2 Breach of Covenant. The Borrower breaches any material covenant or other material term or condition of the Exchange Agreement, this Note or any other Transaction Document in any material respect and such breach, if subject to cure, continues for a period of fifteen (15) business days after written notice to the Borrower from the Holder.

3.3 Breach of Representations and Warranties. Any material representation or warranty of the Borrower made herein, in any Transaction Document, or in any agreement, statement or certificate

given in writing pursuant hereto or in connection herewith or therewith shall be false or misleading in any material respect as of the date made and as of the Closing Date.

3.4 Liquidation. Any dissolution, liquidation or winding up of Borrower, Subsidiary or any substantial portion of their business.

3.5 Cessation of Operations. Any cessation of operations by Borrower or Borrower is otherwise generally unable to pay its debts as such debts become due.

3.6 Maintenance of Assets. The failure by Borrower to maintain any material intellectual property rights, personal, real property or other assets which are necessary to conduct its business (whether now or in the future).

3.7 Merger. The merger, consolidation or reorganization of Borrower with or into another corporation or person or entity (other than with or into a wholly-owned subsidiary), or the sale of capital stock of Borrower by Borrower or the holders thereof, in any case under circumstances in which the holders of a majority of the voting power of the outstanding shares of Borrower immediately prior to such transaction shall own less than a majority in voting power of the outstanding shares of Borrower or the surviving or resulting corporation or other entity, as the case may be, immediately following such transaction.

3.8 Receiver or Trustee. The Borrower shall make an assignment for the benefit of creditors, or apply for or consent to the appointment of a receiver or trustee for it or for a substantial part of its property or business; or such a receiver or trustee shall otherwise be appointed without the consent of the Borrower.

3.9 Judgments. Any money judgment, writ or similar final process shall be entered or filed against Borrower or any subsidiary of Borrower or any of their property or other assets for more than $1,000,000, and shall remain unvacated, unbonded, unappealed, unsatisfied, or unstayed for a period of ninety (90) days.

3.10 Bankruptcy. Bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings or relief under any bankruptcy law or any law, or the issuance of any notice in relation to such event, for the relief of debtors shall be instituted by or against the Borrower.

3.11 Delisting. Failure of the Ordinary Shares to be listed for trading or quotation on a Principal Market.

3.12 Non-Payment. A default by the Borrower under any one or more obligations in an aggregate monetary amount in excess of $1,000,000 after the due date and any applicable cure period.

3.13 Stop Trade. An SEC or judicial stop trade order or Principal Market trading suspension with respect to the Ordinary Shares that lasts for ten (10) or more consecutive trading days.

3.14 Failure to Deliver Replacement Note. The Borrower's failure to deliver if required, a replacement Note as described in Section 1.5, more than ten (10) business days after the required delivery date of such replacement Note.

3.15 Cross Default. A default by the Borrower of a material term, covenant, warranty or undertaking of any other agreement to which the Borrower and Holder are parties, or the occurrence of a

material event of default under any such other agreement which is not cured after any required notice and/or cure period.

3.16 Financial Statement Restatement. The restatement of any financial statements filed by the Borrower with the U.S. Securities and Exchange Commission for any date or period commencing two years prior to the Issue Date of this Note, if the result of such restatement would, by comparison to the unrestated financial statements, have constituted a Material Adverse Effect.

3.17 Other Note Default. The occurrence of any Event of Default under any Other Note.

ARTICLE IV

MISCELLANEOUS

4.1 Failure or Indulgence Not Waiver. No failure or delay on the part of the Holder hereof in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege. All rights and remedies existing hereunder are cumulative to, and not exclusive of, any rights or remedies otherwise available.

4.2 Notices. All notices, demands, requests, consents, approvals, and other communications required or permitted hereunder shall be in writing and, unless otherwise specified herein, shall be (a) personally served, (b) deposited in the mail, registered or certified, return receipt requested, postage prepaid, (c) delivered by a reputable overnight courier service with charges prepaid, or (d) transmitted by hand delivery, telegram, or facsimile, addressed as set forth below or to such other address as such party shall have specified most recently by written notice. Any notice or other communication required or permitted to be given hereunder shall be deemed effective upon hand delivery or delivery by facsimile, with accurate confirmation generated by the transmitting facsimile machine, at the address or number designated below (if delivered on a business day during normal business hours), or the first business day following such delivery (if delivered other than on a business day during normal business hours), (ii) on the first business day following the date deposited with an overnight courier service with charges prepaid, or (iii) on the fifth business day following the date of mailing pursuant to subpart (b) above, or upon actual receipt of such mailing, whichever shall first occur. The addresses for such communications shall be: (i) if to the Company, to: China Cablecom Holdings, Ltd., Unit 3309-3310, 1 Grand Gateway, 1 Hongqiao, Shanghai, 200030, PRC, Attn: Pu Yue, CEO, fax number: (917) 591-8839 with a copy by fax only to: Loeb & Loeb LLP, 345 Park Avenue, New York, NY 10154, Attn: Mitchell S. Nussbaum, Esq., fax number: (212) 504-3013, and (ii) if to the Holder, to: the one or more addresses and fax numbers indicated on its signature page to the Exchange Agreement, with an additional copy by fax only to: Grushko & Mittman, P.C., 551 Fifth Avenue, Suite 1601, New York, New York 10176, fax number: (212) 697-3575.

4.3 Amendment Provision. This Note may be amended only by written consent of the Borrower and the consent of the Holders (as defined in Section 13(h) of the Exchange Agreement), provided that any such amendments made to this Note are also made to all Other Notes. The term "Note" and all reference thereto, as used throughout this instrument, shall mean this instrument as originally executed, or if later amended or supplemented, then as so amended or supplemented.

4.4 Assignment. This Note shall be binding upon the Borrower and its successors and assigns, and shall inure to the benefit of the Holder and its successors and assigns. The Borrower may not assign its obligations under this Note. The Holder shall promptly notify the Borrower of any assignment of any or all of its rights or obligations under this Note by such Holder. Any new Holder shall promptly

provide the Borrower with an IRS Form W-8 or W-9, as applicable. The Borrower (or its agent) shall maintain a record of ownership by book entry that identifies the owner of interests in the Notes in accordance with Treasury Regulation 1.871-14(c)(1)(i).

4.5 Cost of Collection. If default is made in the payment of this Note, Borrower shall pay the Holder hereof reasonable costs of collection, including reasonable attorneys' fees.

4.6 Governing Law. This Note shall be governed by and construed in accordance with the laws of the State of New York. Any action brought by either party against the other concerning the transactions contemplated by this Agreement shall be brought only in the civil or state courts of New York or in the federal courts located in the State of New York. Both parties and the individual signing this Agreement on behalf of the Borrower agree to submit to the jurisdiction of such courts. The prevailing party shall be entitled to recover from the other party its reasonable attorney's fees and costs. In the event that any provision of this Note is invalid or unenforceable under any applicable statute or rule of law, then such provision shall be deemed inoperative to the extent that it may conflict therewith and shall be deemed modified to conform with such statute or rule of law. Any such provision which may prove invalid or unenforceable under any law shall not affect the validity or unenforceability of any other provision of this Note. Nothing contained herein shall be deemed or operate to preclude the Holder from bringing suit or taking other legal action against the Borrower in any other jurisdiction to collect on the Borrower's obligations to Holder or to enforce a judgment or other decision in favor of the Holder. **This Note shall be deemed an unconditional obligation of Borrower for the payment of money and, without limitation to any other remedies of Holder, may be enforced against Borrower by summary proceeding pursuant to New York Civil Procedure Law and Rules Section 3213 or any similar rule or statute in the jurisdiction where enforcement is sought. For purposes of such rule or statute, any other document or agreement to which Holder and Borrower are parties or which Borrower delivered to Holder, which may be convenient or necessary to determine Holder's rights hereunder or Borrower's obligations to Holder are deemed a part of this Note, whether or not such other document or agreement was delivered together herewith or was executed apart from this Note.**

4.7 Maximum Payments. Nothing contained herein shall be deemed to establish or require the payment of a rate of interest or other charges in excess of the maximum rate permitted by applicable law. In the event that the rate of interest required to be paid or other charges hereunder exceed the maximum rate permitted by applicable law, any payments in excess of such maximum rate shall be credited against amounts owed by the Borrower to the Holder and thus refunded to the Borrower.

4.8 Construction. Each party acknowledges that its legal counsel participated in the preparation of this Note and, therefore, stipulates that the rule of construction that ambiguities are to be resolved against the drafting party shall not be applied in the interpretation of this Note to favor any party against the other.

4.9 Redemption. This Note may not be redeemed or prepaid without the consent of the Holder except as described in this Note or the Exchange Agreement.

4.10 Non-Business Days. Whenever any payment or any action to be made shall be due on a Saturday, Sunday or a public holiday under the laws of the State of New York, such payment may be due or action shall be required on the next succeeding business day and, for such payment, such next succeeding day shall be included in the calculation of the amount of accrued interest payable on such date.

IN WITNESS WHEREOF, Borrower has caused this Note to be signed in its name by an authorized officer as of the ____ day of ____________________, 2009.

CHINA CABLECOM HOLDINGS, LTD.

By: ______________________________
Name:
Title:

WITNESS:

____

AMORTIZATION SCHEDULE

Unsecured Notes

Payment Date	% of Principal Amount
10/15/2012	6.72%
4/16/2013	6.94%
10/15/2013	10.36%
4/16/2014	10.69%
10/15/2014	14.25%
4/16/2015	14.71%
10/15/2015	19.27%
4/16/2016	17.04%